                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 15)

                              --------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                               FRANCO GIANNI PAPA
                           UNICREDITO ITALIANO S.P.A.
                                 375 PARK AVENUE
                               NEW YORK, NY 10152
                                  212-546-9601
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 13, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                    (Continued on following pages)

                         (Page 1 of 4 Pages)

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                             SCHEDULE 13D

---------------------------------------
CUSIP No.   87927W10
---------------------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         UniCredito Italiano S.p.A.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
                                                                     (b)  [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Italy

--------------------------------------------------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH       7.     SOLE VOTING POWER - 13,752,510
  REPORTING PERSON WITH
                                ------------------------------------------------
                                 8.     SHARED VOTING POWER - 1,190,715,823
                                                              (See Item 5)

                                ------------------------------------------------
                                 9.     SOLE DISPOSITIVE POWER - 0

                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER - 1,190,715,823
                                                                   (See Item 5)

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,204,468,333
     (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           11.71%
                                                                    (See Item 5)

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - CO

--------------------------------------------------------------------------------


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

         This Amendment No. 15 amends the Statement on Schedule 13D, dated October 25, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by UniCredito Italiano S.p.A., a company organized under the laws of the Republic of Italy ("UniCredito"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         UniCredito, Pirelli, Edizione Holding, IntesaBci S.p.A. (now Banca Intesa S.p.A.) ("Intesa"), Olimpia S.p.A. ("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 6 to the Statement on Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by UniCredito in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 4.  PURPOSE OF TRANSACTION

         On November 13, 2003, a general shareholders' meeting of Olimpia approved an increase in Olimpia's share capital of up to euro 770 million. Euro 700 million of the capital increase will be used to purchase approximately 295,000,000 Telecom Italia Shares on December 18, 2003 at a price per share of euro 2.37 (as result of which, Olimpia's proportional holding of the total number of Telecom Italia Shares outstanding will increase from 14.16% to 17.02%). Such Telecom Italia Shares will be purchased from Mediobanca pursuant to an agreement entered into by Olimpia and Mediobanca on November 5, 2003. A copy of a press release issued by Olimpia concerning the capital increase and the proposed acquisition of Telecom Italia Shares is filed as an Exhibit to Amendment No. 25 to Pirelli's Schedule 13D, dated November 13, 2003, filed as
Exhibit 40 to this Schedule 13D and incorporated by reference herein.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information contained in Item 4 above with respect to the agreement between Olimpia and Mediobanca is incorporated herein by reference.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.           DESCRIPTION
-----------           -----------
Exhibit 40            Press release of Olimpia, dated as of November 13, 2003
                      (incorporated by reference to Exhibit 57 to the Schedule
                      13D, dated November 17, 2003, filed with the Securities and Exchange Commission by Pirelli S.p.A.)


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       UNICREDITO ITALIANO S.P.A.



                                       By: /s/ Pietro Modiano
                                           -------------------------------------
                                           Name:  Pietro Modiano
                                           Title: Executive Officer


                                       By: /s/ Elisabetta Magistretti
                                           -------------------------------------
                                           Name:  Elisabetta Magistretti
                                           Title: Executive Officer



                                           Dated:  December 29, 2003


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